PRINCETON SECURITY TECHNOLOGIES, INC.
303C College Road East
Princeton, New Jersey 08540
(609) 924-7310

June 21, 2007

Eduardo Aleman, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
Washington, D.C. 20549

Re:	Princeton Security Technologies, Inc.
File No. 333-141482

Dear Mr. Aleman:

To assist the staff of the Commission in completing its review of the above referenced filing, the comments from your comment letter dated June 12, 2007, are quoted below and are followed in each case by the Company’s response thereto. Unless otherwise indicated, the reference immediately preceding the Company’s response indicates the corrected or revised page where the response appears. We are also forwarding via overnight delivery courtesy copies of this filing along with computer redlined copies.

Management’s Discussion, page 18

Results of Operations, March 31, 2007, page 20

Comment No. 1

Please revise your disclosure to include an analysis and discussion of your gross profit margins. We note they have fluctuated from 42% for the quarter ending March 31, 2006 to 46% for the year ended December 31, 2006 and then down to 33% for the quarter ended March 31, 2007. When more than one factor contributes to a change and/or components are offsetting, please quantify the individual factors to the extent practicable in order to allow the reader a better understanding of the results of operations. To the extent possible, indicate whether and how these components will affect future operations, refer to Item 303 of Regulation S-B.

Response, page 20-21

The disclosure has been revised to include a discussion of the profit margins.

Comment No. 2

Please be more specific about the type of products sold during the period, and the revenue contribution from these products. For example, you refer to “several products moving out of research and development stage.” Also, to the extent these sales were to a few limited customers, please disclose.

Response, page 20-21

The disclosure has been revised.

Directors Compensation, page 24

Comment No. 3

We reissue prior comment 2. Please complete the “all other compensation” entry for Mr. Taskinen to be consistent with the Summary Compensation Table.

Response, page 24-25

The compensation has been added. It appears to have been dropped in the edgar version before.

Financial Statements, page F-1

Consolidated Balance Sheets, page F-2

Comment No. 4

Please refer to prior comment 6. Revise your financial statements as necessary to comply with SFAS 144 which requires assets and liabilities of a disposal group classified as held for sale to be presented separately in the asset and liability sections, respectively, of your statement of financial position. Specifically, tell us how your current disclosures comply with paragraph 49 of SFAS 144 which indicates that previously issued statements of financial position presented for comparative purposes shall be reclassified to reflect application of the provision of paragraph 46 of this Statement for reporting disposal groups classified as held for sale.

Response

The sale of the micro-analyzer business division took place on November 18, 2005. As of December 31, 2005 the only item held for sale was the investment in Princeton Gamma-Technology (UK) Limited (a wholly owned subsidiary), which was eliminated during consolidation. All assets and liabilities of the PGT(UK) were sold with the micro-analyzer business division on November 18, 2005. This subsidiary was sold on December 28, 2006. As of December 31, 2006, there were no assets or liabilities held for sale remaining on the books.

Consolidated Statement of Cash Flow, pages F-5 and F-13

Comment No. 5

Please refer to prior comment 7. We reissue the second part of our comment. We believe your presentation of cash flows related to discontinued operations is inconsistent with SFAS 95 because this statement does not appear to classify discontinued operations cash flows by activity - operating, investing, and financing -as required by SFAS 95, paragraph 26.

-	Please change your presentation to address the matters noted above to comply with SFAS 95 or tell us specifically why no changes to the statement are necessary.
-
Please make specific and prominent footnote disclosure to the effect that the company has separately disclosed the operating, investing and financing portions of the cash flows attributable to discontinued operations, which in prior periods were reported on a combined basis as a single amount.

-
Confirm to us, if true, that there was no cash flow activity for your discontinued operations - operating, investing, or financing - in 2006 except for ht proceed from the sale. Otherwise, please tell us how you comply with paragraph 26 of SFAS 95.

Response

The Consolidated Statements of Cash Flow on page F-5 and page F-13 and Note 3 - Disposition of a business segment on page F-9 have been revised. There were no cash flow activities for discontinued operations in 2006 except for the proceeds from the performance reserve portion of the sale that was received in November 2006.

Notes to Financial Statements, page F-6

Note4 6 Restatement, page F-11

Disclosure of Restatement of the Consolidated Statement of Cash Flows, page F-12

Comment No. 6

Please revise your presentation of the Original Consolidated Statement of Cash Flows to Disclosure that it began with net loss form continuing operations rather than net loss as restated and required by SFAS 95, paragraph 28.

Response

The presentation of the Original Consolidated Statement of Cash Flows has been revised to disclose that it began with net loss from continuing operations rather than net loss.

If you have further questions or need additional information, please let me know.

                Sincerely,
                PRINCETON SECURITY TECHNOLOGIES, INC.

                /s/ Juhani Taskinen, CEO